UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 14, 2015

CIVEO CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-36246	46-3831207

(State or Other Jurisdiction of	(Commission File	(I.R.S. Employer Identification No.)
Incorporation or Organization)	Number)

Three Allen Center 333 Clay Street, Suite 4980
Houston, Texas		77002

(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (713) 510-2400

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07	Submission of Matters to a Vote of Security Holders

The 2015 Annual Meeting of Stockholders (the “Annual Meeting”) of Civeo Corporation (the “Company”) was held on May 14, 2015.  At the Annual Meeting, the stockholders of the Company (i) approved the adoption of the merger agreement among the Company, Civeo Canadian Holdings ULC and Civeo US Merger Co, (ii) elected two Class I nominees to the Board of Directors, (iii) ratified the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for 2015, (iv) voted, on an advisory basis, in favor of the compensation of the named executive officers and (v) recommended, on an advisory basis, a frequency of one year on the advisory vote on compensation of the named executive officers.  The adjournment proposal was not acted upon at the Annual Meeting.  The proposals related to each matter are described in detail in the Company’s definitive proxy statement/prospectus on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2015.  The voting results for each proposal are as follows:

1. To approve the adoption of the merger agreement among the Company, Civeo Canadian Holdings ULC and Civeo US Merger Co:

For	Against	Abstain	Broker Non-Votes
69,027,886	135,017	16,869	24,276,340

2. To elect the two Class I nominees to the Board of Directors:

	For	Withheld	Broker Non-Votes
C. Ronald Blankenship	68,841,539	338,233	24,276,340
Charles Szalkowski	67,763,938	1,415,834	24,276,340

3. To ratify the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for 2015:

For	Against	Abstain	Broker Non-Votes
90,869,136	1,795,375	791,601	--

4. To approve, on an advisory basis, the compensation of named executive officers:

For	Against	Abstain	Broker Non-Votes
66,162,726	2,868,795	148,251	24,276,340

5. To recommend, on an advisory basis, the frequency of the advisory vote on the compensation of named executive officers:

One Year	Two Years	Three Years	Abstain
64,602,498	331,575	4,083,934	156,344

In accordance with the results of this advisory vote, the Company intends to hold future advisory votes on the compensation of its named executive officers, or “say-on-pay” votes, annually until it next holds an advisory vote on the frequency of say-on-pay votes as required under SEC rules.

Item 8.01.	Other Events.

On May 14, 2015, the Company issued a press release announcing the results of the Annual Meeting.  The press release is filed as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

EXHIBIT
NUMBER	DESCRIPTION
99.1	Press Release dated May 14, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CIVEO CORPORATION
Date: May 15, 2015	By:	/s/ Frank C. Steininger
Frank C. Steininger
Senior Vice President, Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION
99.1	Press Release dated May 14, 2015